UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51747

VIOSOLAR INC.
(Exact name of registrant as specified in its charter)

Kolokotroni 2A 17536 Paleo Faliro Athens, Greece
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers) ☐

PART I

Item 1.	Exchange Act Reporting History

A.     VioSolar Inc. (“VioSolar” or the “Company”) is a development stage company incorporated in Alberta, Canada and headquartered in Greece with no significant operations in the United States. VioSolar first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on August 15, 2005 when its registration statement under the Securities Act of 1933 (the “Securities Act”) on Form F-1 was declared effective. VioSolar filed a Form 8-A12G on January 20, 2006 registering its shares under Section 12(g) of the Exchange Act. VioSolar has never had any of its securities listed on a U.S. securities exchange.

B.     VioSolar has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules thereunder for the 12 months preceding the filing of this Form 15F. VioSolar has filed at least one annual report under Section 13(a) of the Exchange Act on Form 20-F in the 12 months preceding the filing of this Form 15F.

Item 2.	Recent United States Market Activity

The Form F-1 described above is the only registration statement under the Securities Act filed by VioSolar. No VioSolar shares have ever been sold by VioSolar in the United States.

Item 3.	Foreign Listing and Primary Trading Market
Not Applicable

Item 4.	Comparative Trading Volume Data

Not Applicable

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

VioSolar published the notice, required by Exchange Act Rule 12h-6(h), disclosing its intention to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act, by means of a Form 6-K filed on April 17, 2014.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)     The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)     Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)     It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, VioSolar Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, VioSolar Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

VIOSOLAR INC.

/s/ Rick Walchuk
Rick Walchuk
Chief Executive Officer

Date: April 17, 2014